                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.________)*


                                Tom Brown, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.10
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                         (Title of Class of Securities)

                                    115660201
              ----------------------------------------------------
                                (CUSIP Number)

     K N Energy, Inc., 370 Van Gordon Street, Lakewood, Colorado 80228-8304
     Attention:  Ms. Martha B. Wyrsch, Deputy General Counsel, (303) 989-1740
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 31, 1996
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   115660201                                         PAGE    OF   PAGES


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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      K N ENERGY, INC.            48-0290000

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      AF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Kansas
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                               7     SOLE VOTING POWER

          NUMBER OF                  2,584,367

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                              0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  2,584,367

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                              0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,584,367

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.34%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



Item 1. Security and Issuer. This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Tom Brown, Inc., a Delaware corporation (the "Issuer"), P. O. Box 2608, Midland, Texas 79702.

Item 2. Identity and Background. The person filing this statement is K N Energy, Inc., a Kansas corporation ("KNE"). KNE is principally engaged in the transmission and distribution of natural gas. The address of its principal business and the address of its principal office is 370 Van Gordon Street, Lakewood, Colorado 80228-8304. During the last five years, KNE has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, KNE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. On January 31, 1996 pursuant to the closing of the Agreement and Plan of Reorganization dated as of January 31, 1996 among the Issuer, TBI Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("TBI Acquisition"), KNE, and K N Production Company, a wholly owned subsidiary of KNE ("KNPC"), TBI Acquisition was merged with and into KNPC, which changed its legal name to TBI Production Company. Pursuant to such merger (the "Merger"), the shares of common stock of KNPC previously held by KNE were changed into 1,000,000 shares of $1.75 Convertible Preferred Stock, Series A, par value $.10 per share ("Preferred Stock"), of the Issuer and 918,367 shares of Common Stock of the
Issuer.   Accordingly, the source of the consideration used to acquire the shares of Common Stock of the Issuer now beneficially owned by KNE is the outstanding stock of KNPC which was held by KNE prior to the Merger.

Item 4. Purposes of Transaction. KNE's purpose in acquiring the shares of Common Stock and Preferred Stock of the Issuer acquired by KNE pursuant to the Agreement and Plan of Reorganization is to make a long-term investment which KNE considers attractive and expects to appreciate in value. KNE believes that the Issuer will potentially be able to realize more value from KNPC because of the synergies available to the Issuer as a result of its greater involvement in oil and gas exploration and production. KNE believes its investment in oil and gas exploration and production is substantially diversified as a result of this transaction. Although it owns a lesser percentage of the business of KNPC, it owns that percentage interest in a much larger oil and gas exploration business. KNE's intention with respect to the shares of Common Stock and Preferred Stock of the Issuer is to hold such shares as a long-term investment which KNE considers attractive and which KNE expects to appreciate in value. Pursuant to the Agreement and Plan of Reorganization, KNE agreed that, unless waived in writing by the Issuer, during the period commencing on January 31, 1996 and ending on the third anniversary thereof, neither KNE nor any of its affiliates shall:

         (a) acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934 [the "Act"]) of any assets (with certain exceptions specified in the Agreement and Plan of Reorganization) or businesses or any additional securities issued by the Issuer, or any rights or options to acquire such ownership (including from a third party); or

         (b) contest any election of directors by the stockholders of the Issuer (except as otherwise provided by the Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock), provided that if all cumulative dividends on the Preferred Stock have not been declared and paid by the Issuer as they accumulate, then KNE and its affiliates may contest any election of directors by the shareholders of the Issuer; or

         (c) enter into any discussions, negotiations, arrangements or understandings of any third party with respect to any of the foregoing.

         In connection with the Agreement and Plan of Reorganization, KNE was granted certain registration rights relating to the shares of Common Stock of the Issuer received pursuant to the Merger and also the shares of Common Stock of the Issuer which KNE may acquire upon conversion of the shares of Preferred Stock of the Issuer received pursuant to the Merger. At this time KNE has no plan for the disposition of such securities.

         The shares of Preferred Stock of the Issuer have the following voting rights:

         (i) So long as any shares of the Preferred Stock remain outstanding, the Issuer will not, either directly or indirectly, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of at least 66 2/3% of the shares of Preferred Stock then outstanding, amend, alter or repeal any of the provisions of the Certificate of the Designations, Powers, Preferences and Rights of the Preferred Stock or the Certificate of Incorporation of the Issuer, or authorize any reclassification of the Preferred Stock, so as in any such case to affect adversely the preferences, special rights or powers of the Preferred Stock or authorize any capital stock of the Issuer ranking, either as to payment of dividends or upon liquidation, dissolution or winding up of the Issuer, prior to the Preferred Stock.

         (ii) So long as any shares of the Preferred Stock remain outstanding, the Issuer will not either directly or indirectly, without the affirmative vote at a meeting or the written consent of the holders of at least a majority in voting power of shares of the Preferred Stock then outstanding, increase the authorized number of shares of preferred stock of the Issuer or create, or increase the authorized number of shares of, any other class of capital stock of the Issuer ranking on a parity with the preferred stock of the Issuer either as to payment of dividends or upon liquidation, dissolution or winding up of the Issuer.




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         (iii)   If at any time dividends payable on the Preferred Stock are in arrears and unpaid in an amount equal to or exceeding the amount of dividends payable thereon for four quarterly dividend periods, the total number of directors on the Issuer's Board of Directors shall be limited to a maximum of nine and the holders of the outstanding shares of Preferred Stock will have the exclusive right, voting separately as a class without regard to series, to designate a special class of two directors of the Issuer at the next annual or special meeting of stockholders of the Issuer. Such right of the holders of Preferred Stock to designate special directors will continue until all dividends accumulated and payable on the Preferred Stock have been paid in full, at which time such right to designate special directors will terminate, subject to revesting in the event of a subsequent arrearage. Upon any termination of the aforesaid right of designation, the term of office of all special directors designated by holders of Preferred Stock will immediately terminate without action by the Issuer or the Board of Directors thereof.

         (iv) To the extent that such rights do not prevent the continued listing for quotation on the National Association of Securities Dealers Automated Quotation National Market of the Common Stock of the Issuer, then (a) for so long as KNE owns 80% or more of the voting power of the securities of the Issuer issued pursuant to the Merger (such voting power being determined in accordance with paragraph (v) below), KNE shall have the right to elect a special class of two directors to the Board of Directors of the Issuer, and (b) for so long as KNE owns securities of the Issuer issued pursuant to the Merger possessing less than 80% of the voting power of the securities of the Issuer issued pursuant to the Merger (such voting power being determined in accordance with paragraph (v) below), but more than 30% of such voting power, KNE shall have the right to elect a special class of one director to the Board of Directors of the Issuer.

         (v) So long as any shares of Preferred Stock remain outstanding, the holders of shares of the Preferred Stock shall be entitled to vote on all matters upon which holders of the Issuer's Common Stock have the right to vote. In such voting, each share of Preferred Stock shall be entitled to a number of votes per share equivalent to the number of shares of Common Stock issuable upon conversion of the Preferred Stock and shall vote together with the holders of the outstanding shares of the Issuer's Common Stock as if a part of that class.

         At the present time, KNE has no plan for any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer. KNE has no plan or proposal for any sale or transfer of a material amount of the assets of the Issuer or any change in the present board of directors or management of the Issuer, other than the election of two directors to the Board of Directors pursuant to paragraph (iv) above. KNE also has no plan or proposal for any of the following:

         (a) any material change in the present capitalization or dividend policy of the Issuer;

         (b) any other material change in the Issuer's business or corporate structure;

         (c) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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         (d)     causing a class of securities of the Issuer to be
                 delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (e) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (f)     any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Pursuant to the Merger, as described above in Item 4, KNE acquired 918,367 shares of Common Stock of the Issuer and 1,000,000 shares of Preferred Stock of the Issuer, which Preferred Stock is convertible into an aggregate of 1,666,000 shares of Common Stock of the Issuer, subject to adjustment in certain circumstances as provided in the Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock. Accordingly, KNE is currently the beneficial owner of an aggregate of 2,584,367 shares of Common Stock of the Issuer or approximately 11.34% of the 22,780,144 shares of Common Stock of the Issuer believed to be outstanding, including the 1,666,000 shares of Common Stock issuable upon conversion of the Preferred Stock.

         KNE has sole voting and dispositive power with respect to all shares of Common Stock of the Issuer beneficially owned by KNE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As indicated in Items 4 and 5 above, the Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock provides various voting rights to the holders of the Preferred Stock and also provides that the Preferred Stock is convertible into Common Stock of the Issuer. As indicated in Item 4 above, in connection with the Agreement and Plan of Reorganization relating to the Merger, KNE was granted certain registration rights relating to a future sale of the shares of Preferred Stock and Common Stock of the Issuer held by KNE. Except for the Agreement and Plan of Reorganization, the Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock, and the Registration Rights Agreement between the Issuer and KNE dated January 31, 1996, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

l. Agreement and Plan of Reorganization dated January 31, 1996 among the Issuer, TBI Acquisition, KNE and KNPC.

2. Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock.

3. Registration Rights Agreement dated January 31, 1996 between the Issuer and KNE.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1996                        K N ENERGY, INC.
------------------------
Date


                                        By   /s/William S. Garner, Jr.
                                            ----------------------------------
                                                  (Signature)
                                        William S. Garner, Jr.
                                        Vice President, General Counsel and
                                        Secretary
                                        --------------------------------------
                                        (Name/Title)

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                          EXHIBIT  INDEX


l. Agreement and Plan of Reorganization dated January 31, 1996 among the Issuer, TBI Acquisition, KNE and KNPC.

2. Certificate of Designations, Powers, Preferences and Rights of the Preferred Stock.

3. Registration Rights Agreement dated January 31, 1996 between the Issuer and KNE.